UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission file number: 001-39278

Kingsoft Cloud Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road,

Haidian District

Beijing, 100085, the People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

EXPLANATORY NOTE

We submitted a voluntary announcement dated June 9, 2023 to The Stock Exchange of Hong Kong Limited in relation to the share purchase by vice chairman and acting chief executive officer. For details, please refer to Exhibit 99.1 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Voluntary Announcement—Share Purchase by Vice Chairman and Acting Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingsoft Cloud Holdings Limited

Date: June 9, 2023	By:	/s/ Haijian He
Name: Haijian He
Title: Chief Financial Officer and Director